

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 18, 2022

Dato' Sri Liew Kok Leong
Chief Executive Officer
ARB IOT Group Ltd
No. 17-03, Q Sentral, 2A, Jalan Stesen Sentral 2
Kuala Lumpur Sentral, 50470 Kuala Lumpur
Malaysia

> **Re: ARB IOT Group Ltd**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed November 2, 2022**
> **File No. 333-267697**

Dear Dato' Sri Liew Kok Leong:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form F-1

Cover Page

1.   Disclose whether your offering is contingent upon on final approval of your NASDAQ listing on your cover page. Please ensure the disclosure is consistent with your underwriting agreement.

2.   To the extent you intend to proceed with your offering if your NASDAQ listing is denied, revise your cover page to indicate that the offering is not contingent on NASDAQ approval of your listing application and that if the shares are not approved for listing, you may experience difficulty selling your shares. Include risk factor disclosures to address the impact on liquidity and the value of shares.

<u>Risks Related to This Offering and Ownership of Our Ordinary shares</u>
<u>We may experience extreme stock price volatility unrelated to our actual or expected operating</u>
<u>performance..., page 30</u>

3. Please expand this risk factor to discuss any known factors particular to your offering that may add to this risk for potential rapid and substantial price volatility, such as your very small public float of 1,200,000 ordinary shares with the remaining 95% of your shares being held by your indirect parent, ARB Berhad.

    You may contact Melissa Walsh, Senior Staff Accountant, at 202-551-3224 or Stephen Krikorian, Accounting Branch Chief, at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Priscilla Dao, Staff Attorney, at 202-551-5997 or Kathleen Krebs, Special Counsel, at 202-551-3350 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Kevin (Qixiang) Sun, Esq.